Rule 12g3-2(b) File Number ~~82-5237~~

82-34629

04 MAR 26 AM 7:21

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

March 17, 2004

04010861

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington D.C., 20549

Re: Rule 12g3-2(b) Exemption – File Number ~~82-5237~~
Zhejiang Expressway Co., Ltd. (the "Company")

SUPPL

Dear Sir or Madam:

We are exempt from Section 12(g) of the Securities Exchange Act of 1934 pursuant to Rule 12g3-2(b) thereunder. Our file number is 82-5237.

According to Rule 12g3-2(b), we are required to furnish to you information made public, filed with the Hong Kong Stock Exchange, the London Stock Exchange and the Berlin Stock Exchange or sent to security holders promptly after such information becomes available. Accordingly, we enclose herewith the following documents filed with the stock exchanges and made public :

1. Copy of the Summary of Annual Results Announcement ;

2. Copy of the preliminary announcement of Annual Results for the financial year ended December 31, 2003, together with notice of extraordinary general meeting;

3. A letter to the Exchanges on March 17, 2004 regarding amendments to the book close period in the Company's summary of annual results announcement.

We hope that you find the documents in order, and thank you for your attention.

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

Sincerely yours,

Fiona Sze
Executive Assistant
Zhejiang Expressway Co., Ltd.

Copy to: Ms. Denise Lau / Ms. Gigi Lau – Herbert Smith, (852) 2845 9099

To : The Listing Division of The Stock Exchange of Hong Kong Limited
The E-Business and Information Services of The Stock Exchange of Hong Kong Limited

IMPORTANT NOTES:
1) IT IS IMPORTANT THAT YOU READ THE NOTES ATTACHED TO THIS FORM. IF YOU ARE IN ANY DOUBT ABOUT THIS FORM, YOU SHOULD CONSULT THE EXCHANGE OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.
2) PLEASE ENSURE ACCURACY WHEN COMPLETING THIS FORM AS INFORMATION CONTAINED IN THIS FORM WILL BE RELEASED ON THE TELETEXT SYSTEM UPON RECEIPT.
3) ALL SUBSEQUENT CHANGES TO THE INFORMATION PROVIDED IN THIS FORM, IN PARTICULAR THE BOOK CLOSING DATES, MUST BE NOTIFIED TO THE LISTING DIVISION BY TELEPHONE AND FOLLOWED BY A WRITTEN CONFIRMATION IMMEDIATELY.

From : Zhejiang Expressway Co., Ltd. No. of pages: 1
(Name of Company/Representative Company)
Mr. Fang, Yunti 86-571-8798 5588 March 15th, 2004
(Responsible Official) (Contact Telephone Number) Date

Name of listed company : Zhejiang Expressway Co., Ltd.

Year end date : 31 /12 / 03

Currency : Renminbi

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☐ Yes ☑ No

To be published in the newspapers (if applicable)
☑ Summarised results announcement
☐ Full results announcement

Auditors' Report ☐ Qualified ☐ Modified ☑ Neither

		(Audited/~~Unaudited*~~) Current Period from Jan. 1st to Dec. 31st, 2003 (Rmb'ooo)		(Audited/~~Unaudited*~~) Last Corresponding Period from Jan. 1st to Dec. 31st, 2002 (Rmb'ooo)
Turnover (Note I)	:	2,471,805		2,168,078
Profit/(Loss) from Operations (Note III)	:	1,698,767		1,544,299
Finance cost	:	(132,801)		(163,224)
Share of Profit / (Loss) of Associates	:	17,394		11,719
Share of Profit / (Loss) of Jointly Controlled Entities	:	9,829		1,677
Profit / (Loss) after Taxation & MI	:	1,008,792		890,452
% Change over Last Period	:	13.3		
EPS / (LPS) - Basic (in dollar)	:	23.23 cents		20.50 cents
- Diluted (in dollar)	:	N/A		N/A
Extraordinary ("ETD") Gain / (Loss)	:	-		-
Profit / (Loss) after ETD Items	:	1,008,792		890,452
~~Interim /~~ Final* Dividend per Share	:	11.0 cents		9.0 cents
(specify if with other options)	:	-		-
B / C Dates for ~~Interim /~~ Final* Dividend	:	April 20th, 2004	to	May 19th, 2004 bdi.
Payable Date	:	N/A		
B / C Dates for (Annual) General Meeting	:	April 20th, 2004	to	May 19th, 2004 bdi.
Other Distribution for Current Period	:	N/A		
B / C Date for Other Distribution	:	N/A	to	N/A bdi.

* Please delete as appropriate.

A description or an explanatory note (Note IV)
No further description or explanation is provided for the above.

For and on behalf of

Signature :
Name : Fang, Yunti
Title : Director/General Manager

浙江滬杭甬高速公路股份有限公司
ZHEJIANG EXPRESSWAY CO., LTD.

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

2003 Annual Results Announcement

- **Turnover grew by 14.0% to Rmb2,471,805,000;**
- **Net profit increased by 13.3% to Rmb1,008,792,000;**
- **Earnings per share up 13.3% at Rmb23.23 cents;**
- **A final dividend of Rmb11 cents per share is recommended.**

The directors (the "Directors") of Zhejiang Expressway Co., Ltd. (the "Company") are pleased to announce the audited annual results of the Company and its subsidiaries (collectively the "Group") for the year ended December 31, 2003 (the "Period") prepared in conformity with accounting principles generally accepted in Hong Kong, with basis of preparation as stated in Note 1 to the consolidated income statement below.

During the Period, turnover for the Group amounted to Rmb2,471.8 million, representing an increase of 14.0% over the same period in 2002; net profit realized was Rmb1,008.8 million, representing an increase of 13.3%, while earnings per share was Rmb23.23 cents (2002: Rmb20.50 cents).

The Directors recommend the payment of a final dividend of Rmb11 cents per share in respect of the Period, subject to approval at the annual general meeting of the shareholders of the Company to be held on May 21, 2004. Together with an interim dividend of Rmb4 cents per share paid on November 6, 2003, total dividend for the Period amounted to Rmb15 cents per share.

The audited consolidated income statement for the Period, together with the assets and liabilities of the Group and relevant financial notes, are set out below:

CONSOLIDATED INCOME STATEMENT

		Year ended December 31,	
		2003	**2002**
	Notes	*Rmb'000*	*Rmb'000*
Turnover	2	2,471,805	2,168,078
Operating costs		(731,451)	(561,918)
Gross profit		1,740,354	1,606,160
Other revenue	2	127,285	66,457
Administrative expenses	3	(114,629)	(95,209)
Other operating expenses	3	(54,243)	(33,109)
Profit from operating activities		1,698,767	1,544,299
Finance costs		(132,801)	(163,224)
Share of profit of associates		17,394	11,719
Share of profit of a jointly-controlled entity		9,829	1,677
Profit before tax		1,593,189	1,394,471
Tax	4	(497,166)	(400,952)
Profit before minority interests		1,096,023	993,519
Minority interests		(87,231)	(103,067)
Net profit from ordinary activities attributable to shareholders		1,008,792	890,452
Dividends			
Interim		(173,724)	(173,724)
Proposed final		(477,743)	(390,880)
Earnings per share	5	23.23 cents	20.50 cents
Assets and liabilities			
Total assets		15,068,687	14,505,834
Total liabilities		(3,910,291)	(3,826,254)
Minority interest		(1,012,417)	(977,789)
Net assets		10,145,979	9,701,791

Notes:

1. **Basis of preparation**

This financial statement has been prepared in accordance with Hong Kong Statements of Standard Accounting Practice, accounting principles generally accepted in Hong Kong and the disclosure requirements of the Hong Kong Companies Ordinance. It has been prepared under the historical cost convention, modified with respect to the measurement of investments in securities.

2. **Turnover and revenue**

	Year ended December 31, 2003	2002
	Rmb'000	*Rmb'000*
Toll income	2,458,726	2,184,197
Service areas income	117,205	73,043
Advertising income	26,138	27,742
Road maintenance income	2,669	1,704
	2,604,738	2,286,686
Less: Revenue taxes	(132,933)	(118,608)
Turnover	2,471,805	2,168,078
Income on investments	53,838	18,448
Interest income	12,593	17,063
Rental income	21,343	14,457
Vehicle service income	11,162	10,192
Exchange gains, net	2,282	1,121
Subsidy income	17,394	—
Other miscellaneous income	8,673	5,176
Other revenue	127,285	66,457
	2,599,090	2,234,535

The Company and its subsidiaries were subject to Business Tax ("BT") in the PRC, levied at 5% on toll income and 3% to 5% on other services income. In addition, the Company and its subsidiaries were subject to the following types of revenue taxes and surcharges:

- City Development Tax, levied at 1% to 7% of BT;
- Education Supplementary Tax, levied at 3.5% to 4% of BT; and
- Culture and Education Fees, levied at 3% on advertising income.

3. **Profit from operating activities**

The Group's profit from operating activities is arrived at after charging the following:

	Year ended December 31, 2003	2002
	Rmb'000	*Rmb'000*
Depreciation	257,817	223,748
Amortization of expressway operating rights	8,700	8,700
Amortization of goodwill	12,221	15,612

4. **Tax**

As the Group had no taxable profits in Hong Kong during the Period, no Hong Kong profits tax has been provided.

The Group was subject to Corporate Income Tax ("CIT") in the PRC levied at a rate of 33% of taxable income based on income for financial reporting purposes prepared in accordance with the laws and regulations in the PRC.

	Year ended December 31,	
	2003	**2002**
	Rmb'000	*Rmb'000*
Group		
Tax charged	439,812	367,997
Tax refunded	(33,249)	(79,133)
	406,563	288,864
Deferred	84,783	109,387
	491,346	398,251
Share of tax attributable to associates	5,791	5,004
Share of deferred tax attributable to an associate	(906)	(3,294)
Share of deferred tax attributable to a jointly-controlled entity	935	991
Tax charge for the Period	497,166	400,952

During the Period, according to an approval from the Zhejiang Provincial Local Tax Bureau, Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), a subsidiary of the Company, was entitled to a 50% CIT exemption for the year ended December 31, 2002 that amounted to Rmb33,249,000 under the category of "enterprise providing employment opportunities to redundant city and county workers" as defined in the relevant national tax rules.

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the PRC to the tax expense at the effective tax rates is as follows:

	Year ended December 31,	
	2003	**2002**
	Rmb'000	*Rmb'000*
Group		
Profit before tax	1,593,189	1,394,471
Tax at the statutory tax rate	525,752	460,175
Tax refunded	(33,249)	(79,133)
Income not subject to tax	(10,451)	(12,047)
Expenses not deductible for tax	15,114	18,118
Write-off of non-refundable tax	—	13,839
Tax charge at the Group's effective tax rate	497,166	400,952

5. **Earnings per share**

The calculation of basic earnings per share is based on the net profit from ordinary activities attributable to shareholders for the Period of Rmb1,008,792,000 (2002: Rmb890,452,000) and the 4,343,114,500 shares (2002: 4,343,114,500 shares) in issue during the Period.

Diluted earnings per share for the years ended December 31, 2003 and 2002 have not been calculated, as no diluting event occurred during these years.

6. **Transfer to reserves**

In accordance with the Company Law of the PRC and the respective company's articles of association, the Company, its subsidiaries, its associates and its jointly-controlled entity (collectively the "Entities") are required to allocate 10% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory surplus reserve (the "SSR") until such reserve reaches 50% of the registered capital of the Entities. As a result, Rmb100,634,000 was transferred to the SSR for the Period. Subject to certain restrictions set out in the Company Law of the PRC and the respective articles of association of the Entities, part of the SSR may be converted to increase the Entities' share capital.

In accordance with the Company Law of the PRC, the Entities are required to transfer 5% of their profit after tax, as determined in accordance with the PRC accounting standards and regulations applicable to the Entities, to the statutory public welfare fund (the "PWF"), which is a non-distributable reserve other than in the event of the liquidation of the Entities. For the Period, Rmb50,317,000 was transferred to the PWF. The PWF must be used for capital expenditure on staff welfare facilities and these facilities remain as the properties of the Entities.

BUSINESS REVIEW

2003 was a special year for the Company. Growth in traffic volume on the Shanghai-Hangzhou-Ningbo Expressway was approximately half the usual rate as a result of traffic diversion by the eastern section of Hangzhou City Ring Road subsequent to its opening to traffic since the beginning of the year.

The outbreak of Severe Acute Respiratory Syndrome ("SARS") in the second quarter of the year prompted local governments to adopt stringent measures to contain the disease, further reducing traffic volumes on the roads, including expressways throughout Zhejiang and neighboring cities and provinces.

But the phenomenal growth of China's economy remained unabated in 2003, as the economy quickly recovered in the third quarter, leading to annual GDP growth rates of 9.1% for the country as a whole and 14.0% for Zhejiang Province, the highest rates of growth since the Asian financial crisis, despite a dip in the second quarter as a result of SARS.

The strong economic growth, accompanied by exceptional growth in vehicle sales and further expansion in expressway networks, among others, resulted in continued growth in traffic volumes on the expressways operated by the Group that more than compensated the fall in traffic volumes due to local traffic diversions and temporary disruptions due to the occurrence of SARS.

Turnover for the Group grew by 14.0% during the Period to reach Rmb2,471.8 million, details of which are as follows:

	Year ended December 31,		
	2003	**2002**	
	Rmb'000	*Rmb'000*	*% Change*
Toll income	2,458,726	2,184,197	+12.6
Shanghai-Hangzhou-Ningbo Expressway	1,908,764	1,745,931	+9.3
Shangsan Expressway	549,962	438,266	+25.5
Other income			
Service areas	117,205	73,043	+60.5
Advertising	26,138	27,742	-5.8
Road maintenance	2,669	1,704	+56.6
	2,604,738	2,286,686	+13.9
Revenue taxes	(132,933)	(118,608)	+12.1
Turnover	2,471,805	2,168,078	+14.0

Toll Road Operations

Toll road operations remained the core business operation of the Group, as toll income contributed to 94.4% of the overall income for the Group, though a slight decrease from 95.5% in 2002 due to higher rates of growth in other business operations.

Amongst the two major expressways operated by the Group, daily average full-trip traffic volume for the Shanghai-Hangzhou-Ningbo Expressway in 2003 was 27,938, representing an increase of 11.5% over 2002, while daily average full-trip traffic volume for Shangsan Expressway was 15,011, an increase of 29.0%.

A slower traffic volume growth rate on the Shanghai-Hangzhou-Ningbo Expressway was attained in 2003 compared to previous years. Apart from being a more mature expressway, the expressway was also subject to direct traffic diversion by the Hangzhou City Ring Road, as well as greater impact by measures taken to contain the spread of SARS in the second quarter of the year.

The road surface-overlaying project on the Shanghai-Hangzhou-Ningbo Expressway continued in 2003, with 126km renovated at a cost of Rmb159.7 million.

Since having turned profitable for the first time in 2002, the 9.45km Shida Road, owned and operated by Hangzhou Shida Highway Co., Ltd., a 50% jointly-controlled entity of the Company, underwent 78.0% growth in traffic volume and 63.9% growth in toll income, realizing a net profit of Rmb17.8 million for the jointly-controlled entity during the Period (2002: Rmb1.4 million).

Other Business Operations

There are six pairs of service areas in operation along the expressways operated by the Group in 2003, as compared to five in 2002. Driven by strong growth in demand for restaurants, gas stations and vehicle services offered at these service areas, revenue from the service area operations grew by 60.5% to reach Rmb117.2 million in 2003.

Income from advertising came mainly from the advertising business operated by Zhejiang Expressway Advertising Co., Ltd. ("Advertising Co"). Facing increasing competition as well as accommodating inconveniences brought by construction works relating to the Widening Project on the Shanghai-Hangzhou-Ningbo Expressway during the Period, Advertising Co realized a turnover of Rmb24.7 million during the Period, representing a slight decrease of 5.8% over the same period in 2002. Net profit realized was approximately Rmb5.0 million.

A separate business operation involving gas stations spanning across Zhejiang Province is conducted through Zhejiang Expressway Petroleum Development Co., Ltd., a 50% owned associate of the Company. Strong growth in retail sales during the Period helped to bring a 42.1% growth in revenue as compared to 2002 for the associate company, and a 30.6% growth in net profit which amounted to Rmb21.3 million.

Project Investments

Phase 1 of the project to widen Shanghai-Hangzhou-Ningbo Expressway from four lanes to eight lanes (the "Widening Project") was completed in December 2003. With a total investment of approximately Rmb550 million, Phase 1 covered a 44km section from Hongken to Guzhu, currently the section with the highest traffic flow. The opening to traffic of the eight-lane section substantially improved travel conditions.

Construction works on Phase 2 of the Widening Project commenced in July 2003, and is targeted for completion by the end of 2005. To be widened to a standard six-lane expressway from Dajing to Shenshi (approximately 17km), and a standard eight-lane expressway from Shenshi to Fengjing (approximately 79km), leading into Shanghai, the 96km section's construction works will involve a cost of approximately Rmb2,500 million.

Phase 3 of the Widening Project is expected to commence construction in June 2004 for completion by the end of 2007. The 80km section from Guzhu to Duantang, leading into Ningbo, is also designed as a standard eight-lane expressway, with an estimated widening cost of approximately Rmb2,300 million.

Other than the above, on May 8, 2003 the Company further acquired an additional 2% ownership interest in Zhejiang Shangsan Expressway Co., Ltd. ("Shangsan Co"), a subsidiary of the Company, from Xinchang County Transport Development Company ("Xinchang Transport") for a cash consideration of Rmb57.6 million. As a result of the acquisition, the Company's ownership interest in Shangsan Co increased from 71.625% to 73.625%, while Xinchang Transport's ownership interest decreased from 2% to zero.

Human Resources

During the Period, the Group's total number of employees increased by 746 to 2,744, among whom 509 were administrative staff, 393 were engineering technicians, and 1,842 were involved in toll collection, maintenance and service areas.

The increase in employees during the Period was mainly due to a change in employment policies that changed the status of many seasonal and temporary workers to long-term contract workers of the Group in response to the growing demand for personnel in servicing ever increasing traffic flows on the two expressways operated by the Group, especially in the substantially expanded service area operations.

The Company encourages competitive performance and improvement in professional skills amongst its employees through evaluation and training programs. In addition to basic salaries, overall remuneration of the employees include a bonus based on business performance of the Company, and for management team, a bonus based on share price performance of the Company. Total remuneration for the Period was Rmb89.7 million, representing an increase of 3.4% over 2002.

FINANCIAL ANALYSIS

As at December 31, 2003, net profit attributable to shareholders was approximately Rmb1,008.8 million, representing an increase of 13.3% over 2002; earnings per share increased 13.3% to Rmb23.23 cents, while return on equity for the Period increased from 9.2% to 9.9%.

Financial Resources and Liquidity

As at December 31, 2003, the Group held Rmb567.2 million in cash and cash equivalents, Rmb251.6 million in time deposits and Rmb1,104.3 million in short-term investments, totaling Rmb1,923.1 million. Amongst the short-term investments, approximately 92.1% was held in treasury bonds, with the remaining invested mainly in close-ended security investment funds.

The Group had adequate net cash inflows from operating activities, which amounted to Rmb1,670.3 million during the Period.

The current assets held by the Group amounted to Rmb1,999.4 million as at December 31, 2003, amongst which account receivables, other receivables and inventories accounted for 3.8% (As at December 31, 2002: 7.4%).

As a result, the Directors believe that the Group has sufficient financial resources to meet its operational needs in the foreseeable future.

Borrowings and Debt Repayment Ability

During the Period, total interest-bearing borrowings of the Group decreased from Rmb3,038.2 million at the beginning of the year to Rmb2,720.1 million by the end of the year, amongst which Rmb975.9 million were short-term interest-bearing liabilities, representing a decrease of 48.1% over 2002, and Rmb1,744.1 million were long-term interest-bearing liabilities, representing an increase of 50.8%. The Directors believe that the adjustment in the maturity profile of the Group's interest-bearing borrowings during the Period is better suited to the Group's present asset structure.

The annual coupon rate on the Rmb1 billion corporate bonds for a term of 10 years issued by the Company at the beginning of the year was fixed at 4.29%, with interests payable annually. The floating rates of the Group's Rmb847.5 million World Bank loans, denominated in US dollars, ranged between 5.02% and 4.62% during the Period, averaging approximately 4.80%. The interest rates on other borrowings of the Group, all in Rmb, were not materially different from those in 2002.

With interest expenses at approximately Rmb142.3 million and profit before interest and tax at approximately Rmb1,648.2 million, the Group's interest cover ratio was 11.6 during the Period, representing a 30.3% increase over the same period last year.

Capital Structure

As at December 31, 2003, the Group's capital structure comprised Rmb10,146.0 million in shareholders' equity, Rmb1,872.6 million in fixed rate liabilities, Rmb847.5 million in floating rate liabilities and Rmb2,202.6 million in interest-free liabilities and minority interest, representing approximately 67.3%, 12.4%, 5.6% and 14.6%, respectively, of the Group's total capital.

As at December 31, 2003, the ratio of the sum of fixed rate liabilities, floating rate liabilities, interest-free liabilities and minority interest over shareholder's equity was 48.5%, while the ratio of long-term interest-bearing liabilities over shareholder's equity was 17.2%. The asset-liability ratio was 26.0%, allowing for adequate debt capacity for funding the Widening Project and other future developments.

Capital Expenditure Commitments and Utilization

During the Period, the capital expenditure incurred by the Group was Rmb859.9million, with corresponding capital expenditure for the Company amounting to Rmb271.3 million. Amongst the Rmb859.9 million capital expenditure incurred by the Group, Rmb605.4 million was utilized toward the Widening Project.

As at December 31, 2003, the Group and the Company had capital expenditure commitments of Rmb5,053.4 million and Rmb2,953.5 million, respectively, for 2004 and beyond. In particular, approximately Rmb1,345.5 million capital expenditure will be spent by the Group in 2004, with approximately Rmb1,141.0 million spent on the Widening Project, Rmb50.5 million on equipment acquisition and Rmb154.0 million on expressway ancillary facilities. The Group will fund its capital expenditures with its internal financial resources, meeting any shortfall by utilizing other funding options, with a preference for debt financing.

Contingent Liabilities and Pledge of Assets

Other than a loan guarantee of Rmb30 million provided in favor of Hangzhou Shida Highway Co., Ltd.("Shida Co"), a jointly controlled entity, in respect of a commercial bank loan of the same amount extended to Shida Co from September 2001 to September 2009, the Group did not have any contingent liabilities as at December 31, 2003. In addition, the Group had no pledge of assets during the Period.

Foreign Exchange Exposure

The Group has a World Bank loan of approximately Rmb847.5 million, denominated in US Dollars and borrowed for the construction of the Shanghai-Hangzhou-Ningbo Expressway. In addition, dividends for H shares payable by the Company are settled in HK dollars.

In view of the stable exchange rate between Renminbi and US dollars, the Directors do not foresee any material foreign exchange risk for the Group. However, there is no assurance that any foreign exchange exposure will not adversely affect the operating results of the Group in the future.

OUTLOOK FOR 2004

With China being on the verge of a new round of accelerated economic growth, according to many economic observers, the Yangtze River Delta region, including the city of Shanghai and the two provinces of Jiangsu and Zhejiang, will be the engine to power this next phase of economic expansion. Already a highly urbanized region, the Yangtze River Delta region will undergo further integration amongst its cities to accommodate a greater level of cooperation.

An important aspect to the integration drive is the announcement by regional governments of more ambitious transportation plans that will result in the operational mileage of expressways in Zhejiang Province to be further extended by approximately 1000km within the next four years. The newly planned expressways are intended to serve the anticipated growth in transportation demand in the region by alleviating the excess traffic burdens forecasted in the near future on existing expressway networks, including the corridor along the Hangzhou Bay, connecting the three major cities of Shanghai, Hangzhou and Ningbo. As such, the new expressways will present far more opportunities for the Group than challenges.

Continued heavy investments in infrastructure in the region will help to sustain accelerated economic growth, which will in turn spur substantial growth in production and sales of vehicles, especially passenger cars for private consumption. Faced with a rapidly expanding expressway network that is making the transport system more easily accessible and efficient

to more vehicles than ever, the outlook on continued strong traffic volume growth on expressways operated by the Group is favorable. As more expressways are being completed and opened to traffic, and still more are being planned for Zhejiang Province, prospects for new project investment and acquisition are also improving.

With anticipated growth in traffic on existing expressways, the Company has taken steps to increase service capacities at its service areas, in addition to continuing with its Phase 2 and Phase 3 of the Widening Project which is targeted for full completion by the end of 2007.

The road surface-overlaying project on the Shanghai-Hangzhou-Ningbo Expressway will be concluded in 2004, covering approximately 47km of roadways, ramps, toll plazas and interchanges at an estimated cost of Rmb95.5 million.

Due to the growing traffic volume that has made it increasingly difficult to perform road surface-overlaying works on a large scale during a relative short period of time without adversely affecting normal traffic flow, starting from 2005, the Group will be conducting these works on a smaller scale but with higher frequency, so that while the overall impact on normal traffic flow will be minimized, the annual cost will be more evenly distributed, and the average cost expected to be slightly lower than usual as a result of reduced routine maintenance cost relating to road surface.

The Company intends to build upon its renewed emphasis on providing quality service to its customers, while in the process taking advantage of all the positive developments in the industry, creating value for its customers, employees, business partners, shareholders and the community at large.

PROPOSED AMENDMENT TO ARTICLES OF ASSOCIAITON

The Company proposes to make certain amendments to its Articles of Association in accordance with the relevant requirements under the revised Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited as announced on January 30, 2004. The proposed amendments to the Articles of Association are subject to the approval of the shareholders of the Company by way of special resolution at the upcoming annual general meeting of the Company to be held on May 21, 2004. Details of the proposed amendments are set out in the notice for the annual general meeting published on the same date of this announcement. A further explanation of the purposes of the proposed amendments will be provided in the 2003 annual report of the Company which is expected to be dispatched to the shareholders of the Company on or around April 29, 2004.

APPRECIATIONS

I would like to take this opportunity to thank all our employees for their hard work against all odds, and for their help in bringing yet another year of satisfactory business performance.

By Order of the Board
Geng, Xiaoping
Chairman
Hangzhou, the PRC, March 15, 2004

A detailed results announcement containing all the information required by paragraphs 45(1) to 45(3) of Appendix 16 to the Listing Rules will be subsequently published on The Stock Exchange of Hong Kong's website at http://www.hkex.com.hk in due course.

Notice of 2003 Annual General Meeting

NOTICE IS HEREBY GIVEN that the 2003 Annual General Meeting ("AGM") of Zhejiang Expressway Co., Ltd. (the "Company") will be held at 10:00a.m. on Friday, May 21, 2004 at 18th Floor, Zhejiang World Trade Center, 122 Shuguang Road, Hangzhou 310007, the PRC to conduct the following businesses:

A. As ordinary resolutions:

1. To consider and approve the report of the directors for the year 2003;

2. To consider and approve the report of the supervisory committee for the year 2003;

3. To consider and approve the audited financial statements for the year 2003;

4. To consider and approve the proposed distribution of profits for the year 2003;

5. To consider and approve the financial budget for the year 2004;

6. To consider and approve the re-appointment of Ernst & Young (Hong Kong Certified Public Accountants) and Zhejiang Pan-China Certified Public Accountants (浙江天健會計師事務所) as the international auditors and the PRC auditors of the Company, respectively, and to authorize the board of directors to fix the remunerations.

B. As special resolutions:

1. To consider and, if thought fit, pass the following as a special resolution:

"**THAT** the board of directors of the Company (the"Board") is hereby authorized:

(1) subject to paragraphs (2) and (3) below, to exercise during the Relevant Period (as defined in paragraph (4) hereunder) all the powers of the Company to allot, issue or otherwise deal with, either separately or concurrently, each of the existing issued domestic shares ("Domestic Shares") and overseas listed foreign shares ("H Shares") in the capital of the Company;

(2) subject to the approval as required under paragraph (1) above, to allot or issue Domestic Shares and H Shares, either separately or concurrently, of not more than 20 per cent. of each of the existing issued Domestic Shares and H Shares in the capital of the Company as at the date of passing this resolution;

(3) approval as required in paragraph (1) above is subject to the granting of approval from the China Securities Regulatory Commission;

(4) for the purpose of this resolution, "Relevant Period" means the period from the date upon which this resolution is passed until whichever is the earliest of:

(a) from the passing of this special resolution, until conclusion of the Company's next annual general meeting;

(b) the expiry of the twelve month period from the date of the passing of this resolution; or

(c) the date of revocation or variation of the authority given under this resolution by ordinary resolution (subject to any applicable PRC laws and regulations) of the Company at a shareholders' general meeting;

(5) to make appropriate amendments to the relevant articles of the Articles of Association of the Company after the completion of the allotment and issuance as provided in paragraph (1) above, to increase the share capital of the Company and reflect the new share structure of the Company, and to complete the related registration formalities with the relevant regulatory government authorities."

2. To consider and, if thought fit, pass the following resolution as a special resolution:-

"**THAT** the proposals by the board of directors of the Company (the "Board") to amend the Articles of Association of the Company ("Articles") in the manner as set out below is hereby approved, and the Board is hereby authorized to modify the wordings of the amendments as appropriate and to do all such things as necessary in respect of the amendments pursuant to the requirements (if any) of the relevant PRC authorities or under the rules of any stock exchange on which any securities of the Company are listed:-

(1) amend sub-paragraph (1) of Article 40 as follows:

"(1) a fee of such amount as may be prescribed from time to time in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the registration of the transfer documents of the shares and other documents relating to or affecting the ownership of shares is paid;";

(2) insert new Article 48A after the existing Article 48 and before the existing Article 49 as follows:

"**Article 48A** The Company shall not exercise any powers to freeze or otherwise impair any of the rights attaching to any share of the Company by reason only that the person or persons who are interested directly or indirectly therein have failed to disclose their interests to the Company.";

(3) amend the first paragraph of Article 70 as follows:

"**Article 70** At any shareholders' general meeting a resolution shall be passed by a show of hands, subject to any requirement in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, or unless a poll is demanded by the following persons (prior to or after a show of hands):

(1) chairman of the meeting;

(2) at least two shareholders or proxies having the right to vote;

(3) a shareholder or shareholders (including proxy or proxies) representing 10% or more of the total voting rights of all the shareholders having the right to vote at such meeting.";

(4) insert new Article 81A after the existing Article 81 and before the existing Article 82 as follows:

"**Article 81A** Where any shareholder of the Company is, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.";

(5) amend the second paragraph of Article 91 as follows:

"The period during which a written notice of intention to propose a person for election as director and a written notice by that person of his willingness to be elected are to be given to the Company shall be at least 7 days, such period shall commence on the day after the date when the notice of the general meeting convened for such election is despatched and end no later than 7 days prior to the date of such meeting.";

(6) amend the second and third paragraphs of Article 126 as follows:

"Unless the director, supervisor, general manager and other officers of the Company so interested has disclosed such interest to the board of directors as required in this Article and the board of directors has approved the same in a meeting in which he has not been counted in the quorum and has refrained from voting, the Company shall have the right to revoke such contract, transaction or arrangement except as against a bona fide party without notice of the breach of the duty by the director, supervisor, general manager and other officers concerned.

If any connected person or any associate (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) ("Associate") of a director, supervisor, general manager or other officers of the Company is interested in certain contracts, transactions or arrangements, such director, supervisor, general manager or officers shall also be deemed as interested in the same.";

(7) amend Article 127 as follows:

"**Article 127** If, before the Company first considers the entering into of the relevant contract, transaction or arrangement, a director, supervisor, general manager and other officer of the Company gives written notice to the board of

directors, stating that by reasons of the facts contained in the notice, he, or any of his Associates, is interested in such contract, transaction or arrangement to be entered into by the Company subsequently, such director, supervisor, general manager and other officers shall be deemed to have made such disclosure as stipulated in the preceding Article of this Chapter to the extent as stated in the notice."; and

(8) amend and replace the entire Article 133 as follows:

"**Article 133** Where a director, supervisor, general manager or other officer of the Company is in breach of his obligations to the Company, the Company shall apart from the various rights and remedies provided by laws and administrative regulations be entitled to take the following measures:

(1) to demand the relevant director, supervisor, general manager or officer pay damages for the losses sustained by the Company as a result of the dereliction of duties on his part;

(2) to revoke any contract or transaction made between the Company and the relevant director, supervisor, general manager or officer, or any Associate of such persons, and a contract or transaction made between the Company and a third party (if such third party knows or should have known that the director, supervisor, general manager or officer representing the Company are in breach of the obligations to the Company);

(3) to demand the relevant director, supervisor, general manager or officer account for the profits received by him as a result of the breach of the obligations;

(4) to recover from the relevant director, supervisor, general manager or officer the monies which should have been received by the Company including, but not limited to, commission received by them;

(5) to demand the relevant director, supervisor or officer return the interest earned or that may be earned from the monies which should have been payable to the Company;

(6) through legal proceedings, to demand a verdict that the properties which the relevant director, supervisor or officer received as a result of the breach of the obligations shall be the properties of the Company.""

By Order of the Board
Zhang Jingzhong
Company Secretary
Hangzhou, the PRC
March 15, 2004

Notes:

1. **Registration procedures for attending the AGM**

    (1) Holders of H Shares of the Company ("H Shares") and domestic shares of the Company ("Domestic Shares") intending to attend the AGM should return the reply slip for attending the Annual General Meeting to the Company on or before April 30, 2004.

    (2) A shareholder or his/her/its proxy should produce proof of identity when attending the AGM. If a corporate shareholder appoints its legal representative to attend the meeting, such legal representative shall produce proof of identity and a copy of the resolution of the board of directors or other governing body of such shareholder appointing such legal representative to attend the meeting.

2. **Proxy**

    (1) A shareholder eligible to attend and vote at the AGM is entitled to appoint, in written form, one or more proxies to attend and vote at the AGM on behalf of him. A proxy need not be a shareholder of the Company.

    (2) A proxy should be appointed by a written instrument signed by the appointor or his/her/its attorney. If the appointor is a corporation, the same shall be affixed with its common seal or signed by its director(s) or duly authorized representative(s). If the form of proxy is signed by the attorney of the appointor, the power of attorney or other authorisation document(s) of such attorney should be notarized.

    (3) To be valid, the power of attorney or other authorisation document(s) (which have been notarised) together with the completed form of proxy must be delivered, in the case of holders of Domestic Shares, to the Company at the address shown in paragraph 5(3) below and, in the case of holders of H Shares, to Hong Kong Registrars Limited at Rooms 1901-1905, 19th Floor, Hopewell Center, 183 Queen's Road East, Hong Kong, not less than 24 hours before the time designated for holding of the AGM.

    (4) A proxy may exercise the right to vote by a show of hands or by poll. However, if more than one proxy is appointed by a shareholder, such proxies shall only exercise the right to vote on a poll.

3. **Closure of Register of Members**

    The register of members holding H shares of the Company will be closed from April 21, 2004 to May 20, 2004 (both days inclusive).

4. **Eligibility for attending the Annual General Meeting**

    Holders of Domestic Shares and H Shares whose names appear on the register of members of the Company at the close of April 26, 2004 shall have the right to attend the AGM.

    Holders of H Shares who intend to attend the AGM must deliver all transfer instruments and the relevant share certificates to the share registrar for H shares of the Company, Hong Kong Registrars Limited (which address is set out in paragraph 5(2) below), at or before 4:00p.m. on Tuesday, April 20, 2004.

5. **Miscellaneous**

    (1) The AGM will not last more than one day. Shareholders who attend shall bear their own travelling and accommodation expenses.

    (2) The address of the share registrar for the H Shares, Hong Kong Registrars Limited, is:

Rooms 1712-1716
17th Floor, Hopewell Center
183 Queen's Road East
Hong Kong

(3) The address of the Company is:

19th Floor, Zhejiang World Trade Center
122 Shuguang Road
Hangzhou 310007
The PRC

Telephone No.: (+86)-571-8798 7700
Facsimile No.: (+86)-571-8795 0329

To: Mr. Kenny Chan (fax no.: (852) 2877 6987)

E-Business and Information Services of
The Stock Exchange of Hong Kong Limited

Cc: Mr. Vincent Lee/Mr. Terence Tam/Ms. Evelyn Fan (fax no.: (852) 2905 1375)

The Stock Exchange of Hong Kong Limited

17 March 2004

Dear Sirs,

Company: **Zhejiang Expressway Co., Ltd. (the "Company")**
Subject: **Summary of Annual Results Announcement**

We refer to the summary of annual results announcement submitted by the Company to the Stock Exchange dated 15 March 2004 ("**Summary**").

We would like to amend the book close period in respect of the forthcoming annual general meeting of the Company as originally indicated in the Summary (i.e. from 20 April 2004 to 19 May 2004) to 21 April 2004 to 20 May 2004. A preliminary annual results announcements ("**Results Announcements**"), published in the South China Morning Post and Hong Kong Economic Times on 16 March 2004, reflects the amended book close period.

The amendments to the book close period are made pursuant to the decision of the Company to postpone the date of the forthcoming annual general meeting from 20 May 2004 to 21 May 2004. The Results Announcements indicate that the annual general meeting will be held on 21 May 2004.

Yours faithfully,

Zhejiang Expressway Co., Ltd.

Zhang, Jingzhong
Director/Company Secretary

CC: Ms. Gigi Lau – Herbert Smith 2845 9099